UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

INTERNATIONAL ISOTOPES INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45972C102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45972C102

1	Names of Reporting Persons Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 204,696,299 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 204,696,299 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12	Type of Reporting Person (See Instructions) IA

(1)                   Includes (i) 5,500,000 shares of common stock subject to vested stock options exercisable within 60 days of the date hereof, (ii) 13,150,000 shares of common stock subject to warrants exercisable within 60 days of the date hereof, and (iii) 26,300,000 shares of common stock issuable upon conversion of the issuer’s Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”).

(2)                   Based on 413,479,686 shares of common stock of the issuer outstanding as of March 11, 2019.

CUSIP No. 45972C102

1	Names of Reporting Persons Christopher Grosso

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 34,259,153 (1)

	6	Shared Voting Power 3,364,167 (2)

	7	Sole Dispositive Power 8,020,000

	8	Shared Dispositive Power 26,239,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,623,320 (1)(2)

10

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

Excludes 167,072,979 shares of common stock owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11	Percent of Class Represented by Amount in Row (9) 8.8% (3)

12	Type of Reporting Person (See Instructions) IA

(1)                   Includes (i) 5,500,000 shares of common stock subject to vested stock options exercisable within 60 days of the date hereof, (ii) 2,520,000 shares of common stock subject to warrants exercisable within 60 days of the date hereof, and (iii) 5,040,000 shares of common stock issuable upon conversion of Series C Preferred Stock.

(2)                   Includes (i) 364,167 shares of common stock, (ii) 2,000,000 shares of common stock issuable upon conversion of Series C Preferred Stock, and (iii) 1,000,000 shares of common stock subject to warrants exercisable within 60 days of the date hereof, in each case held by the reporting person’s father, for which the reporting person shares investment control.

(3)                   Based on 413,479,686 shares of common stock of the issuer outstanding as of March 11, 2019.

CUSIP No. 45972C102

1	Names of Reporting Persons Thomas Kershner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,048,171 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,048,171

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,048,171 (1)

10

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒

Excludes 196,648,128 shares of common stock and options owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

11	Percent of Class Represented by Amount in Row (9) 1.9% (2)

12	Type of Reporting Person (See Instructions) IA

(1)                   Includes (i) 250,000 shares of common stock subject to warrants exercisable within 60 days of the date hereof, and (iii) 500,000 shares of common stock issuable upon conversion of Series C Preferred Stock.

(2)                   Based on 413,479,686 shares of common stock of the issuer outstanding as of March 11, 2019.

Item 1.
	(a)	Name of Issuer: International Isotopes Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4137 Commerce Circle, Idaho Falls, Idaho, 83401

Item 2.
	(a)	Name of Person Filing: Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. Christopher Grosso Thomas Kershner
	(b)	Address of Principal Business Office or, if none, Residence: 480 Broadway, Suite 310, Saratoga Springs, New York 12866
	(c)	Citizenship: Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. - New York Christopher Grosso - New York Thomas Kershner - New York
	(d)	Title of Class of Securities: Common Stock, $.01 par value
	(e)	CUSIP Number: 45972C102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution:____________________________

Item 4.	Ownership.
	(a)	Amount beneficially owned:

As of the date of this filing, each of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co., Christopher Grosso and Thomas Kershner beneficially own the aggregate number and percentage of common stock of International Isotopes Inc. as set forth on each applicable coverpage above.

As of the date of this filing, Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. had beneficial ownership of 204,696,299 shares of common stock of International Isotopes Inc. (“Shares”), including (i) vested options to purchase 5,500,000 Shares that were exercisable within 60 days of the date hereof (“Options”), (ii) 13,150,000 shares of common stock subject to warrants exercisable within 60 days of the date hereof (“Warrants”), and (iv) 26,300,000 shares of common stock issuable upon conversion of the issuer’s Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”).  Christopher Grosso is a principal of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares and Options beneficially owned by Kennerman Associates, Inc.  Thomas Kershner is the President of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares and Options beneficially owned by Kennerman Associates, Inc.

The filing of this report shall not be construed as an admission that either Christopher Grosso or Thomas Kershner is, for purposes of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of the Shares or Options.  Christopher Grosso disclaims beneficial ownership of 167,072,979 Shares, Options, Warrants and Series C Preferred Stock covered by this Schedule 13G/A.  Thomas Kershner disclaims beneficial ownership of 196,648,128 Shares, Options, Warrants and Series C Preferred Stock covered by this Schedule 13G/A.

	(b)	Percent of class: See Item 11 of each coverpage above.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page above.
		(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page above.
		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page above.
		(iv)	Shared power to dispose of or to direct the disposition of: See Item 8 of each cover page above.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

April 26, 2019
(Date)

/s/ Thomas Kershner
(Signature)

President
(Title)

Christopher Grosso

April 26, 2019
(Date)

/s/ Christopher Grosso
(Signature)

Thomas Kershner

April 26, 2019
(Date)

/s/ Thomas Kershner
(Signature)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $.01, of International Isotopes Inc.

Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

April 26, 2019
(Date)

/s/ Thomas Kershner
(Signature)

President
(Title)

Christopher Grosso

April 26, 2019
(Date)

/s/ Christopher Grosso
(Signature)

Thomas Kershner

April 26, 2019
(Date)

/s/ Thomas Kershner
(Signature)